Exhibit 99.1

Brookfield Infrastructure Partners Presentation to Investors November 28, 2016 A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

IMPORTANT NOTICE 2 DISCLAIMER This presentation has been prepared for informational purposes only from information supplied by Brookfield Infrastructure and from third-party sources indicated herein. Such third-party information has not been independently verified. Brookfield Infrastructure makes no representation or warranty, expressed or implied, as to the accuracy or completeness of such information. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This presentation contains forward-looking information within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in applicable Canadian securities laws. The words “will”, “grow”, “expect”, “may”, “sustainable”, “intend”, “whether”, “backlog”, “potential”, “target”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this presentation include statements regarding expansion of Brookfield Infrastructure’s business, growth in AFFO and FFO, the likelihood and timing of successfully completing the acquisitions and investment opportunities referred to in this presentation, our investment in the NTS transaction described herein, closing of the NTS transaction and completion of our backlog of organic growth projects and future growth initiatives, the future performance of acquired businesses and growth initiatives, and the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this presentation. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this presentation include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the ability to complete announced and potential acquisitions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, the NTS transaction and our backlog of organic growth projects and future organic growth initiatives may not be completed as planned, and other risks and factors described in the documents filed by Brookfield Infrastructure Partners L.P. (the “Partnership”) with the securities regulators in Canada and the United States including under “Risk Factors” in the Partnership’s most recent Annual Report on Form 20-F and the prospectus for the offering to which this presentation relates, and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

IMPORTANT NOTICE (continued) IMPORTANT NOTE REGARDING NON-IFRS FINANCIAL MEASURES To measure performance we focus on net income as well as funds from operations (“FFO”), adjusted funds from operations (“AFFO”) and adjusted EBITDA, which we refer to throughout this presentation. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other non-cash items. We define AFFO as FFO less maintenance capital expenditures. We define adjusted EBITDA as FFO excluding the impact of interest expense, cash taxes, and other income (expenses). These measures are not calculated in accordance with, and do not have any standardized meaning prescribed by, International Financial Reporting Standards (“IFRS”) and therefore are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section of the Partnership’s most recent Annual Report on Form 20-F and the Partnership’s most recent interim report for more information on certain of these measures, including reconciliations to the most directly comparable IFRS measures. COMPARABLES Page 5 of this presentation contains comparables regarding the Standard & Poor’s 500 Index (“S&P 500”), the Standard & Poor’s 500 Utilities Index (the “S&P Utilities Index”), the Alerian Master Limited Partnerships Index (the “Alerian MLP Index”) and the Dow Jones Brookfield Infrastructure Index (“DJB Infrastructure Index”) (“Comparables”). The Comparables are considered to be an appropriate basis for comparison with Brookfield Infrastructure Partners L.P. because these are the key infrastructure-related benchmarks the Partnership compares itself against.. The information relating to the Comparables has been obtained or derived from public sources, and has not been verified by Brookfield Infrastructure or the investment dealers attending this presentation. Risks relating to the Comparables, including risks in making an investment decision based on the comparables, include those discussed under the sections “Caution Regarding Forward-Looking Statements” and “Risk Factors” of the Partnership’s short form base shelf prospectus (with such adjustments as necessary in respect of the Comparables). Investors will not be entitled to a remedy under applicable Canadian securities legislation in the event that the Comparables contain a misrepresentation. PRESENTATION OF FINANCIAL INFORMATION All references to “$” or “US$” are to U.S. dollars and all references to “R$” are to Brazilian real, unless stated otherwise. MORE INFORMATION The Partnership has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) in respect of the limited partnership units offered to the public (the “Offering”). Before you invest, you should read the prospectus in that Registration Statement and other documents The Partnership has filed with the SEC for more complete information about the Partnership and the Offering. The Partnership will also be filing a prospectus supplement relating to the Offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, the Partnership, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus or you may request it in the United States from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, phone: 800-831-9146, or from RBC Capital Markets LLC, Attn: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, phone: 877-822-4089, email: equityprospectus@rbccm.com, or from CIBC World Markets, Corp., Attn: Hector Cruz, 212-667-6001, email: useprospectus@cibc.com, or from HSBC Securities (USA) Inc., Attn: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, phone: 877-429-7459, email: ny.equity.syndicate@us.hsbc.com, or from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, email: dg.prospectus_requests@baml.com, or in Canada from RBC Dominion Securities Inc., Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2. phone: 416-842-5349; email: Distribution.RBCDS@rbccm.com, , or from Citigroup Global Markets Canada Inc., phone: 416-947-5500, or from CIBC Capital Markets Inc. Attention: Michelene Dougherty, michelene.dougherty@cibc.ca or 416-956-3636, or from HSBC Securities (Canada) Inc. ATTN: Lucy D'Anselmi, 250 University Avenue, 3th Floor, Toronto, Ontario, Canada M5H 3E5, or from Merrill Lynch Canada ATTN: Lisa Loughery, 181 Bay Street, 4th Floor, Toronto, Ontario, Canada M5J 2V8, phone: 416-369-7558. 3

Brookfield Infrastructure – Overview 4 We are one of the largest, globally diversified infrastructure owners in the world with operations in North and South America, Asia Pacific and Europe Our assets are comprised of critical and diverse infrastructure networks over which energy, water, goods, people and data flow or are stored We target a 12-15% total annual return on invested capital measured over the long term Investment Highlights Proven management team & strategy Attractive sector High quality assets Sustainable cash flows Strong financial position Cash Flow Attributes Generates a current yield of ~4.8%2 and has a strong track record of growing distributions For the last twelve months ended September 30, 2016. Based on current quarterly distribution of $0.3933 and unit price of $33.04 being the price at close of market on November 25, 2016. Our Adjusted EBITDA is: ~70%1 indexed to inflation ~90%1 regulated/contracted ~50%1 direct exposure to GDP growth

BIP has been a strong performer over the last eight years 5 Track record of creating wealth for unitholders with strong annual growth Strong Unit Performance Annualized Total Return4 (As at November 24, 2016) 1-Year 5-Year Since Inception BIP (NYSE) 24% 20% 18% BIP (TSX) 28% 26% 27% S&P 500 8% 16% 7% S&P Utilities Index 15% 11% 5% Alerian MLP Index 8% 3% 7% DJB Infrastructure Index* 5% 10% 6% Source: Bloomberg; includes reinvestment of distributions * No dividend reinvestment for the index Peer Group FFO per unit growth Total Return Since Inception Distribution growth 23%1 18%2 12%3 Calculated as the compounded annual growth rate (CAGR) of FFO for the years 2009-2015, inclusive. Represents compounded annualized total return for BIP (NYSE) including reinvestment of unit distributions as at November 9, 2016 as referenced in the table above. Calculated as the CAGR of BIP distributions for the years 2009-2015, inclusive. This table contains comparables. See page 3 for more information.

2016 has been another successful year for the business 6 Reflecting progress on executing our long-term strategy: Build out of key operating groups Continued to expand operating groups – most significant being the execution of Brazilian transmission strategy that we set out as key focus for the group in the past 12 to 18 months Executed annual target for capital deployment Deployed and secured transactions of $2.2 billion and grew capital backlog to more than $2 billion – almost double what it was less than two years ago1 Reported strong year to date results FFO per unit up 12% year-over-year2, on the back of organic growth of 10% and contribution from new investments Progressed capital recycling plan Completed sales of European gas distribution and Ontario Transmission business at attractive returns There is no certainty that any or all of the projects comprising the capital backlog will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information. For the nine months ending September 30, 2016.

Use of Proceeds Amount Additional 8% interest in NTS1 $375 Brazilian electricity transmission projects2 200 2017 capital backlog 250 Total proceeds $825 Summary of Offering and Use of Proceeds 7 Raising $750 million of equity $825 million if full overallotment is exercised (In millions, except where noted ) This transaction remains subject to satisfaction of conditions precedent and to completion. There is no certainty the transaction will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information. Refer to page 9.

Brazil Gas Transmission Utility 8 A Brookfield-led consortium has agreed to acquire 90% of Nova Transportadora do Sudeste (‘NTS’), a fully regulated 2,048 km natural gas transmission system serving Brazil’s southeast for $5.2 billion BIP to acquire a 28% stake for ~$1.2 billion NTS is an opportunity to acquire an important asset in Brazil’s natural gas infrastructure sector 100% volumes contracted under long-term ‘ship-or-pay’ gas transportation agreements Inflation-indexed and no periodic regulatory resets Low maintenance capital and debt-free transaction (no leverage at Opco level) Transaction is subject to material closing conditions and regulatory approval1 Expected to close by year end or as soon as reasonably practical thereafter A large-scale new system serving the attractive southern region of Brazil This transaction remains subject to satisfaction of conditions precedent and to completion. There is no certainty the transaction will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

Brazil Electrical Transmission Utility

Brookfield

Brookfield has identified Brazilian electrical transmission as a high priority roll-up investment strategy

- Numerous investment opportunities and limited competition
- Attractive AFFO yield and inflation-linked FFO will further enhance BIP's overall cash flow profile
- Long-term organic growth potential

Formed 50/50 JV with Grupo ACS to develop seven transmission projects (4,200 km of lines)

- Total equity investment of ~R$4.2 billion or US$1.2 billion
- The structure is intended to allow the Brookfield consortium to ultimately own 100% of the assets once construction is completed (call option)
- BIP's equity share – ~US$200 - 400 million[1] depending on whether call option is exercised

POTENTIAL BUILD-OUT OPPORTUNITIES



Fortaleza
Natal
Salvador
BRASILIA
Belo Horizonte
Rio de Janeiro
São Paulo
BA
MG
SP
N
0 600 1200 km
0 600 1200 mi
1 Lot A (JMM)
2 Lot D (Odoyá)
3 Lot E (Esperanza)
4 Lot A (Mantiqueira)
5 Lot 13 (Esperanza)
6 Lot 10 (JMM))
7 Lot 20 (Mantiqueira)

1. The Brookfield consortium has a 50% ownership interest, which represents a commitment for BIP to deploy ~US$200 million of capital. The Brookfield consortium also has an option to acquire the remaining 50% when construction is completed. The exercise of this option is uncertain and there can be no assurance that the Brookfield consortium will increase its ownership. In the event that this option is exercised, the total equity commitment for BIP would be ~US$400 million.

9

Robust Capital Backlog 10 Our capital backlog consists of projects that have been awarded to us and ones that we have committed to or have filed with regulators that we expect will be commissioned in the next 2-3 years1 Breakdown by operating group as follows: (in U.S. millions) Total Projected 2017 SpendA Utilities $ 884 $ 345 Transport 1,117 450 Energy 229 130 Communications Infrastructure 35 30 Total capital backlog1 $2,265 $ 955 Funding plan consists of: Non-recourse financing $450 Retained cash flow 250 New capital 250 Total $955 The largest projects include new connections and smart meter installations at our UK regulated distribution business, capacity expansion at our toll road operations, and the Gulf Coast expansion at our North American gas pipeline business. There is no certainty that any or all of the projects comprising the capital backlog will be completed. Refer to the Caution Regarding Forward-Looking Statements on page 2 for further information.

Pro Forma Offer 11 US$ billions Amount Corporate liquidity1 at Sept 30/16 $ 2.3 Disclosed Transactions Sale of Ontario Transmission business 0.2 Proceeds from equity issuance* 0.8 Acquisition of NTS (1.2) Brazil Transmission investment and growth capex (0.5) Available liquidity to pursue additional investments $ 1.6 High Level Corporate Liquidity Summary Partnership Capital Current units outstanding (fully exchanged basis) 345.5 Newly issued units (estimate) 25.5 Pro-forma total units outstanding 371.0 % increase in # units outstanding 7.4% *Assuming exercise of overallotment option. Corporate liquidity refers to sum of: (i) corporate cash and cash equivalents, (ii) committed corporate credit facility, (iii) subordinate corporate credit facility, less (iv) draws on corporate credit facility, and (v) commitments under corporate credit facility.

Attractive Outlook For Our Business 12 Near Term Expected near-term growth from: Commissioning of ~$1.5 billion of capital backlog over the next 12-18 months Contribution from $660 million of capital recently deployed into acquisitions New investments of >$1.4 billion into Brazilian gas and electricity utilities1 Longer Term We believe that our business is well-positioned to benefit from two large macro sectoral development ‘evolutions’: Large scale “infrastructure carve-out” transactions particularly in the energy, telecom and resource sectors, as companies restructure themselves to source capital Privatizations and government infrastructure initiatives across OECD countries to deal with underbuilt infrastructure and large deficits Refers to transactions disclosed in this presentation on pages 8 and 9.